FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces Q1 Results Dated, May 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: May 2, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces Q1 Results, dated May 2, 2007.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES Q1 RESULTS

* Quarterly revenues of $19.7 million

* * GAAP loss per share $0.18, Non-GAAP loss per share $0.07

Tel Aviv, Israel, May 2, 2007 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported revenues of $19.7 million for the first quarter of 2007. The results represent a slight decrease compared with revenues of $20.0 million for the first quarter of 2006 and compared with revenues of $21.1 million for the fourth quarter of 2006.

Net loss on a GAAP basis for the first quarter of 2007 was $3.6 million or $0.18 per diluted share, compared to net income of $0.1 million or $0.01 per diluted share in the fourth quarter of 2006 and net income of $0.3 million or $0.02 per diluted share in the first quarter of 2006.

For comparative purposes, net loss for the first quarter of 2007, excluding the effects of stock-based compensation expense and of a one-time inventory write-off, was $1.4 million or $0.07 per diluted share, compared with net income of $0.9 million or $0.05 per diluted share in the fourth quarter of 2006 and net income of $1.4 million or $0.07 per diluted share in the first quarter of 2006.

In the first quarter of 2007 the Company continued to maintain a positive operational cash flow. The company’s cash position, including cash, short-term and long-term bank deposits and marketable securities, increased during the first quarter in $0.7 million, to an amount of $164.8 million

“We believe that our new “business-smart networking” positioning and go-to-market strategy, coupled with the recent acquisition of Covelight Systems, will not only allow us to provide greater value to potential and existing customers but will also create more business opportunities for the company,” said Roy Zisapel, CEO of Radware. “Over the course of the last several months we have worked diligently to formulate and execute a series of strategic and tactical plans that we expect to bring positive improvements to the business.”

During the quarter ended March 31, 2007, Radware released the following significant announcements:

–

Radware Signs Magirus to Extend Global Channel Reach

–

Radware Unveils Advanced Behavioral Security Strategy for Enterprises and Carriers

–

Radware Protects Customers from Malicious Worm Outbreak

Company management will host a quarterly investor conference call at 8:45 AM EDT on May 2, 2007. The call will focus on financial results for the quarter ended March 31, 2007, and certain other matters related to the Company’s business.

The conference call will be webcast on May 2, 2007 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Please use the following dial-in numbers to participate in the first quarter 2007 call:
Participants in the U.S. call: 1-866-233-3844  (Toll Free)
Participants outside the U.S. call: 1-612-332-0806

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2006	For the Three months ended March 31, 2007

Revenues	20,046	19,719
Cost of revenues	3,865	5,087
Gross profit	16,181	14,632
Operating expenses:
Research and development, net	3,832	5,207
Sales and marketing	12,123	13,026
General and administrative	1,478	1,756
Total operating expenses	17,433	19,989
Operating loss	(1,252)	(5,357)
Financial income, net	1,600	1,763
Income (loss) before income taxes	348	(3,594)
Income taxes	(38)	23
Net income (loss)	310	(3,571)

Basic net earnings (loss) per share	$ 0.02	$ (0.18)
Weighted average number of shares used to compute basic net earnings (loss) per share	19,182,115	19,424,479

Diluted net earnings (loss) per share	$ 0.02	$ (0.18)
Weighted average number of shares used to compute diluted net earnings (loss) per share	20,217,182	19,424,479

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2006	For the Three months ended March 31, 2007

GAAP Net income (loss)	310	(3,571)
Stock-based compensation expenses, included in:
Cost of revenues	20	18
Research and development, net	299	217
Sales and marketing	757	318
General and administrative	113	381
Income taxes	(116)	-
	1,073	934
One-time inventory write-off	-	1,200
Non-GAAP Net income (loss)	1,383	(1,437)

Non-GAAP Diluted net earnings (loss) per share	$ 0.07	$ (0.07)
Weighted average number of shares used to compute Non-GAAP Diluted net earnings (loss) per share	20,217,182	19,424,479

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2006	March 31, 2007

Current assets
Cash and cash equivalents	25,324	20,168
Short-term marketable securities	115,051	117,779
Trade receivables, net	17,453	15,514
Other receivables and prepaid expenses	1,996	2,322
Inventories	6,892	6,213
	166,716	161,996
Long-term investments
Long-term bank deposit	9,602	9,692
Long-term marketable securities	14,154	17,189
Severance pay funds	2,907	3,008
	26,663	29,889

Property and equipment, net	9,253	10,733

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,582	3,482
Goodwill	9,454	9,454
	13,036	12,936

Total assets	215,668	215,554

Current liabilities
Trade payables	6,956	5,000
Deferred revenues, other payables and accrued expenses	22,354	26,191
	29,310	31,191

Accrued severance pay	3,944	4,203

Total liabilities	33,254	35,394

Shareholders’ equity
Share capital	478	479
Additional paid-in capital	170,110	171,360
Accumulated other comprehensive loss	(242)	(176)
Treasury stock, at cost	(11,069)	(11,069)
Retained earnings	23,137	19,566
Total shareholders’ equity	182,414	180,160

Total liabilities and shareholders' equity	215,668	215,554